SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Gilla Inc.
(Name of Issuer)

Common Stock, $0.0002 Par Value
(Title of Class of Securities)

375250107
(CUSIP Number)

Daniel Yuranyi c/o Gilla Inc. 15540 Biscayne Blvd. North Miami, FL 33160
(Name, address and telephone number of person authorized to receive notices and communications)

November 20, 2012
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box .☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

————————————————
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 375250107	SCHEDULE 13D	Page _1_ of _4_ Pages

1	NAME OF REPORTING PERSONS Daniel Yuranyi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF	7	SOLE VOTING POWER 7,948,650
SHARES BENEFICIALLY	8	SHARED VOTING POWER 0
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 7,948,650
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,948,650
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6% (1)
14	TYPE OF REPORTING PERSON IN

(1)           Based on 92,698,018 shares of the Issuer’s Common Stock issued and outstanding as of December 31, 2014, as communicated by the Issuer in writing to the reporting person.

CUSIP No. 375250107	SCHEDULE 13D	Page _2_ of _4_ Pages

Item 1.	Security and Issuer.

The title of the class of equity securities to which this statement relates is common stock, $0.0002 par value (the “Common Stock”), of Gilla Inc. (the “Issuer”), a corporation incorporated under the laws of the State of Nevada whose principal executive offices are located at 15540 Biscayne Blvd., North Miami, FL 33160.

Item 2.	Identity and Background.

This statement on Schedule 13D (the “Statement”) is being filed by the following persons (being herein referred to as the “Reporting Person”) pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Act”), with respect to the Common Stock:  Daniel Yuranyi, a Canadian citizen who is the President and the Chief Operating Officer and a Director of the Issuer (“Mr. Yuranyi”).

 The principal business address and principal business or occupation of the Reporting Person is as follows:

Name and Business Address                                                      Principal Business or Occupation

Daniel Yuranyi                                                                                                             Executive; Expertise in Distribution, Logistics
President and COO; Director
Gilla, Inc.
15540 Biscayne Blvd.
North Miami, FL 33160

During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source or Amount of Funds or Other Consideration.

On November 20, 2012 Mr. Yuranyi received 15,160,000 shares of the Issuer’s Common Stock from the Issuer (A) as a result of the transaction in which Snoke Distribution Canada Ltd. (“Snoke Canada”) merged with and into the Issuer, (B) in consideration for his shares of Snoke Canada, and (C)  in connection with his agreement to join the Issuer as a senior executive officer and as a director on November 15, 2012.

On March 11, 2014, Mr. Yuranyi disposed of an aggregate of 7,660,000 of his shares of the Issuer’s Common Stock to (A) several officers and directors of the Issuer, (B) individuals and entities affiliated with such officers and directors, and (C) advisors and consultants to the Issuer.  This transfer was made, together with the Issuer, in consideration for the contributions made or to be made by such officers, directors, advisors and consultants to the Company's past and/or future, planned business activities.

On November 4, 2014, Mr. Yuranyi acquired a total of 448,650 shares of the Common Stock of the Issuer, valued at a price of $0.15 per share.  These shares were acquired by Mr. Yuranyi as an adjustment to the purchase price of the 2012 transaction in which Snoke Canada merged with and into the Issuer.

As of December 31, 2014, as a result of all of the foregoing transactions, Mr. Yuranyi may be deemed to be the beneficial holder of 7,948,650 shares of the Issuer's Common Stock, all of which he holds directly in his individual capacity.

CUSIP No. 375250107	SCHEDULE 13D	Page _3_ of _4_ Pages

Item 4.	Purpose of the Transaction.

Generally, the Reporting Person was granted the shares of Common Stock of the Issuer as compensation for services rendered to the Issuer.  The Reporting Person may also be deemed to have acquired and to hold the shares of Common Stock of the Issuer for general investment purposes.  Depending on his relationship with the Issuer, market conditions and other factors that the Reporting Person may deem material, the Reporting Person may from time to time acquire additional shares of Common Stock of the Issuer.  Without limitation of the foregoing (and consistent with his investment purpose), the Reporting Person will continue to consider alternative courses of action and will in the future take such actions with respect to his investment in the Issuer as he deems appropriate in light of the circumstances existing from time to time.

Except as otherwise described above, and in his capacity as President and as Chief Operating Officer and as a Director of the Issuer, Mr. Yuranyi does not have any present plans or proposals that relate to or that would result in:

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the issuer;

(f) Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a) The Reporting Person beneficially owns an aggregate of 7,948,650 shares of Common Stock, which represents approximately 8.6% of the outstanding Common Stock on the date of the filing of this Statement. (All computations of the percentage of Common Stock set forth herein are based on a total of 92,698,018 shares of Common Stock outstanding as of December 31, 2014 as communicated in writing by the Issuer to the Reporting Persons.)  As of December 31, 2014, the Reporting Person beneficially owns the following number of shares of Common Stock as such term is defined in Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended:

Name of Filing Person	Shares Beneficially Owned	Percent of Outstanding
Mr. Yuranyi	7,948,650	8.6%

(b) Mr. Yuranyi is deemed to have the power to vote or to direct the vote of, and to dispose or direct the disposition of, all of the Common Stock of the Issuer beneficially owned by him.

(c) The following transactions was effected by the identified party on November 4, 2014:  Mr. Yuranyi acquired a total of 448,650 shares of the Common Stock of the Issuer, valued at a price of $0.15 per share.  These shares were acquired by Mr. Yuranyi from the Issuer as an adjustment to the purchase price of the 2012 transaction in which Snoke Canada merged with and into the Issuer.

CUSIP No. 375250107	SCHEDULE 13D	Page _4_ of _4_ Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Mr. Yuranyi is the President and the Chief Operating Officer and is a Director of the Issuer.

Except as described herein, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise), including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, with any person with respect to any securities of the Issuer.
Item 7.	Material to be filed as Exhibits.

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 3, 2015	By:	/s/ Daniel Yuranyi